UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

BESPOKE EXTRACTS, INC.

(Exact name of registrant as specified in its charter)

000-52759

(Commission File Number)

Nevada	22-1831409
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

323 Sunny Isles Blvd., Suite 700

Sunny Isles, Florida, 33160

(Address of principal executive offices)

(855) 633-3738

(Registrant's telephone number)

Copies to:

Thomas Rose, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

BESPOKE EXTRACTS, INC.

323 Sunny Isles Blvd., Suite 700

Sunny Isles, Florida, 33160

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

July 18, 2017

INTRODUCTION

This Information Statement is being mailed to shareholders of record as of July 11, 2017 of the shares of common stock, no par value per share (the “Common Stock”), of Bespoke Extracts, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).  Accordingly, the change in a majority of our directors described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, the “Company” and similar expressions refer to Bespoke Extracts, Inc., and its consolidated subsidiaries, collectively.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF BESPOKE EXTRACTS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

2

VOTING SECURITIES

As of the date of this Information Statement, the Company is authorized to issue 800,000,000 shares of Company Common Stock, $0.001 par value per share and 50,000,000 shares of preferred stock, par value $0.001 per share, all of which have been designated as Series A Convertible Stock. As of July 11, 2017, 25,823,907 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, respectively. Each share of Company Common Stock entitles the holder thereof to one vote. The holders of record of the Series A Convertible Preferred Stock have no voting rights.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

As of July 11, 2017, we had 25,823,907 shares of common stock issued and outstanding. The following table sets forth information known to us relating to the beneficial ownership of such shares as of such date by:

●	each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock;
●	each director;
●	each named executive officer; and
●	all named officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is care of Bespoke Extracts, Inc., at 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of July 11, 2017. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Executive Officers and Directors:
Roberto Fata	410,000	1.79%
Barry Tenzer	394,000	1.53%
Marc Yahr	20,000,000	77.45%
Officers and Directors as a group (3 persons):	20,804,000	80.56%
5% Holders:
McGlothlin Holdings, Ltd. (1)	4,802,667	17.62%

(1)	Includes a convertible debenture in the principal amount of $540,000 that is presently convertible into 540,000 shares of common stock and a warrant to purchase 900,000 shares of common stock of the Company. McGlothlin Holdings, Ltd.’s address is PO Box 590, Luling, Texas, 78649, and its control person is Stan McGlothlin.

DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

The following discussion sets forth information regarding our current executive officers and directors.

Name	Age	Title
Marc Yahr	50	Chief Executive Officer, President and Director
Roberto Fata	47	Executive Vice President of Business Development
Barry Tenzer	83	Director

3

Marc Yahr. Mr. Yahr served as our President, Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”) since May 22, 2017. There are no family relationships between Mr. Yahr and any of our other officers and directors. Since June 2009, Marc Yahr has served as Vice President of Sales and Marketing at L&L International, a boutique luxury private aircraft brokerage firm. In addition, since December 2007, Mr. Yahr has served as Manager of Yahr Aviation LLC. From August 2015 until June 2016, he served as Chief Operating Officer and President of Lynx Fitness, a fitness equipment company. Mr. Yahr received a Bachelor of Science degree in Business from Fairleigh Dickinson University.

Roberto Fata. Mr. Fata served as our Executive Vice President of Business Development since November 10, 2011, and has served as a member of the Board from November 10, 2011 until March 14, 2017. Since 1991, Mr. Fata has been employed by the FATA Organization (“FATA”), a New York City-based real estate company that has owned and managed commercial and residential properties in Manhattan, New York for over 70 years. As FATA’s President and Managing Director, he has played a leadership role in the revitalization of Harlem, one of Manhattan’s most famous neighborhoods. He currently serves on the Board of Directors for both the Greater Harlem Board of Realtors and the 125th Street Business Improvement District. In 2006, Mr. Fata founded DiMi PA, Inc. to commercialize DiMiSpeaks, a facility management software and hosting solution that he developed to better manage the many building operating systems that support all of FATA’s real estate properties. In 2010, Mr. Fata sold the assets of DiMi PA to DiMi Telematics, Inc., which pursuant to a Share Exchange Agreement dated October 28, 2011, became a wholly owned subsidiary of the Company.

Barry Tenzer. Mr. Tenzer served as our President and Chief Executive Officer from November 10, 2011 until May 22, 2017, and has served as a member of the Board since November 10, 2011. Mr. Tenzer founded, managed and served as a board member of numerous private and public companies operating in a broad range of industries, including real estate, property management, construction, legal services, commercial packaging, cemetery, auto sales and chartered aviation services. From 1968 to 1981, he was General Partner of 527 Madison Avenue Company NY, LP, and No. 34th St. Company, L.P., and Limited Partner in approximately 20 real estate investments. From 1976 to 2003, Mr. Tenzer was the CEO of HIG Corporation, which owned and operated six cemeteries in Maryland, Virginia and Florida. From 1997 to 2003, Mr. Tenzer also founded and served as President and CEO of Motorcars Auto Group, Inc., a company engaged in the ownership and operation of exotic, high performance car dealerships and auto accessory businesses. Mr. Tenzer currently serves as General Partner of Northerly Company, a real estate partnership. Mr. Tenzer graduated from Cornell University, where he was awarded his BA degree, in 1953, and from New York University Law School, where he earned his LLB, in 1956. Mr. Tenzer was admitted to the New York Bar in 1957 and practiced law in private practice until 1961.

Officers and Directors Following the Company Meeting its Information Requirements under the Securities Exchange Act of 1934

Name	Age	Title
Marc Yahr	50	Chief Executive Officer, President and Director
Roberto Fata	47	Executive Vice President of Business Development
Barry Tenzer	83	Director

Background information with respect to Marc Yahr, Roberto Fata and Barry Tenzer are in the “Current Officers and Directors of the Company” section above.

Terms of Office

Our directors are appointed for one year terms in accordance with our charter documents and hold office until the earlier of (i) the next annual meeting of our shareholders, (ii) until they are removed from the board or (iii) until they resign.

4

Family Relationships

There are no family relationships among the executive officers and directors of the Company who are expected take office upon the Company meeting its information requirements under the Securities Exchange Act of 1934 (the “Exchange Act”).

Legal Proceedings

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors, executive officers, promoters, control persons, or nominees has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

●	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

●	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

TRANSACTIONS WITH RELATED PERSONS

On April 17, 2017, the Company issued convertible promissory notes to its shareholder in exchange for promissory notes dated as of August 15, 2016, May 17, 2016 and November 14, 2016, which were issued by the Company to such shareholder.

5

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and certain persons who own more than 10% of a registered class of the Company's equity securities (collectively, "Reporting Persons"), to file reports of ownership and changes in ownership ("Section 16 Reports") with the Securities and Exchange Commission (the "SEC"). Reporting Persons are required by the SEC to furnish the Company with copies of all Section 16 Reports they file. Based solely on its review of the copies of such Section 16 Reports received by the Company, or written representations received from certain Reporting Persons, all Section 16(a) filing requirements applicable to the Company's Reporting Persons during and with respect to the fiscal year ended August 31, 2016 have been complied with on a timely basis, except that the Forms 4 filed by Messrs. Tenzer and Fata and the Forms 3 filed by the Company’s two 10% shareholders who appear under “Security Ownership of Certain Beneficial Owners and Management” were not filed on a timely basis.

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors.

Board of Directors’ Meetings

During the fiscal year ended August 31, 2016, our Board did not hold any meetings but adopted resolutions pursuant to unanimous written consents. We encourage, but do not require, our Board members to attend the annual meeting of shareholders.

Board Leadership Structure and Role on Risk Oversight

Mr. Tenzer serves as Chairman of the Board.

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The Board focuses on the most significant risks facing the Company and the Company’s general risk management strategy, and also ensures that risks undertaken by the Company are consistent with the board’s appetite for risk. While the Board oversees the Company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Code of Ethics

We have adopted the Code of Ethical Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or person performing similar functions. The Code of Ethical Conduct is designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. We will disclose any substantive amendments to the Code of Ethical Conduct or any waivers, explicit or implicit, from a provision of the Code in a current report on Form 8-K. Upon request to our President and CEO, Marc Yahr, we will provide without charge, a copy of our Code of Ethical Conduct.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

6

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table summarizes all compensation recorded by using 2016 and 2015 for our then principal executive officer and other executive officer serving as such whose annual compensation exceeded $100,000, and up to one additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at August 31, 2016. The value attributable to any option awards is computed in accordance with FASB ASC Topic 718.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Barry Tenzer CEO, President,	2016	84,000	10,000	94,000	--	--	--	--	--
Secretary	2015	74,342	8,000	105,000	--	--	--	--	--

Roberto Fata	2016	--	--	--	--	--	--	--	--
Exec VP	2015	--	--	105,000	--	--	--	--	--

Outstanding Equity Awards at Fiscal Year-End

None.

Compensation of Directors

We have not established standard compensation arrangements for our directors and do not have any agreements or understandings to compensate directors for their services as such.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Bespoke Extracts, Inc., 323 Sunny Isles Blvd., Suite 700, Sunny Isles, Florida, 33160, Attention: Corporate Secretary.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

7

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2017

BESPOKE EXTRACTS, INC.

By:	/s/ Marc Yahr
Marc Yahr
Chief Executive Officer

8